

September 20, 2012

Via E-mail
Peter H. Nachtwey
Chief Financial Officer
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202

> **Re: Legg Mason, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed May 25, 2012**
> **Response dated September 17, 2012**
> **File No. 1-8529**

Dear Mr. Nachtwey:

We have reviewed your response letter dated September 17, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Critical Accounting Policies and Estimates, page 46
Goodwill, page 52

1. We note that you have one reporting unit for which you estimate the fair value for purposes of testing goodwill for impairment using the discounted cash flows methodology under the income approach. ASC 820-10-35-53 notes that the objective of unobservable inputs remains the same, which is an exit price from the perspective of a market participant. Please provide us with your reconciliation of the estimated fair value of your reporting unit to your market capitalization as of your testing date, as a corroborative step in evaluating the reasonableness of the estimated fair value. In this regard, your quoted stock price is a relevant and observable data point that market participants would utilize in pricing your single reporting unit. As part of your response, please provide us with your calculation of market capitalization, including an explanation as to the appropriateness of your calculation.

2. As discussed in your response to comment 4 in our letter dated August 30, 2012, we note that you compare the estimated fair value of your reporting unit using the discounted cash flow method, as adjusted for corporate debt and costs, to a market-based valuation of your equity value. Please provide us with an understanding as to how you determined the difference in the estimated fair value between these two methods is reasonable and did not require any adjustment to the assumptions and estimates used in the discounted cash flow method. ASC 820-10-35-55 notes that a reporting entity's own data used to develop unobservable inputs should be adjusted if information is reasonably available that indicates that market participants would use different assumptions.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief